UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release dated February 15, 2008 of Diana Shipping Inc. (the “Company”) announcing that it has reported financial results for the fourth quarter and year ended December 31, 2007 and declared a cash dividend of 60 cents per share for the fourth quarter.

Exhibit 1

Corporate Contact:
Ioannis Zafirakis
Director and Vice-President
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Euro RSCG Magnet
Telephone: + 1-212-367-6848
Email: ed.nebb@eurorscg.com

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2007

DECLARES CASH DIVIDEND OF 60 CENTS PER SHARE
FOR THE FOURTH QUARTER

ATHENS, GREECE, February 15, 2008 – Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today reported net income and net income available to common stockholders of $36.4 million for the fourth quarter of 2007.  This compared to net income and net income available to common stockholders of $19.4 million reported in the fourth quarter of 2006.

Voyage and time charter revenues were $58.9 million for the fourth quarter of 2007, compared to $35.2 million for the same period of 2006, due to an increase in prevailing time charter rates and an increase in the number of vessels in the Company’s fleet.

Net income and net income available to common stockholders for the full year 2007 amounted to $134.2 million.  This compared to net income of $61.1 million and net income available to common stockholders of $40.8 million for 2006. Net income for 2007 also included gains of $21.5 million relating to the sale of the Pantelis SP realized in July 2007. Voyage and time charter revenues were $190.5 million for 2007, compared to $116.1 million for 2006.

Dividend declaration
The Company has declared a cash dividend on its common stock of $0.60 per share, based on its results of operations during the fourth quarter ended December 31, 2007. The cash dividend will be payable on or about March 6, 2008 to shareholders of record as of February 29, 2008. The Company has 74.4 million shares of common stock outstanding.

Fleet Employment Profile (As of February 13, 2008)
Currently Diana’s fleet is employed as follows:

Name	Sister ships[3]	Year Built	DWT	Employment [1]	Charter Expiration[2]
Nirefs	A	2001	75,311	$76,000	Mar. 7, 2008[8]
Alcyon	A	2001	75,247	$22,582	Feb 20, 2008 – Feb 22, 2008
				$34,500	Nov 22, 2012 – Feb 22, 2013[9]
Triton	A	2001	75,336	$24,400	Oct. 17, 2009 – Jan 17, 2010[4]
Oceanis	A	2001	75,211	$40,000	Jul 29, 2009 – Oct 29, 2009
Dione	A	2001	75,172	$82,000	Jan 7, 2009 – Mar 7, 2009
Danae	A	2001	75,106	$29,400	Feb 18, 2009 – May 18, 2009
Protefs	B	2004	73,630	$31,650	Feb 3, 2008 – Apr 3, 2008
Calipso	B	2005	73,691	$55,000	Jan 14, 2009 – Mar 14, 2009
Clio	B	2005	73,691	$27,000	Jan 27, 2009 – Mar 27, 2009
Thetis	B	2004	73,583	$60,250	Sep 2, 2008 – Nov 2, 2008
Naias	B	2006	73,546	$34,000	Aug 24, 2009 – Oct 24, 2009
Erato	C	2004	74,444	$80,300	Jan 1, 2009 – Mar 1, 2009
Coronis	C	2006	74,381	$27,500	Jan 18, 2009 – Apr 9, 2009
Sideris GS	D	2006	174,186	$43,000	Nov 30, 2008
				$39,000	Nov 30, 2009
				$36,000	Oct 15, 2010 – Jan 15, 2011[5]
Aliki	-	2005	180,235	$52,000	May 1, 2009
				$45,000	Mar 1, 2011 – Jun 1, 2011[5]
Semirio	D	2007	174,261	$51,000	Jun 15, 2009
				$31,000	Apr 30, 2011 – Jul 30, 2011[5]
Boston	D	2007	177,828	$52,000	Sep 28, 2011 – Dec 28, 2011[6]
Salt Lake City	-	2005	171,810	$55,800	Aug 28, 2012 – Oct 28, 2012
Norfolk[10]	-	2002	164,218	$74,750	Jan 12, 2013 – Mar 12, 2013
Hull H1107[7]	D	2010	177,000	-	-
Hull H1108[7]	D	2010	177,000	-	-
		Total:	2,364,887

[1] Gross time charter rate per day.
[2] Charterers’ optional period to redeliver the vessel to owners. Charterers have the right to add the off-hire days, if any, and therefore the optional period may be extended.
[3] Each vessel is a sister ship of the other vessels that have the same letter.
[4]  The charterer has the option to employ the vessel for a further 11-13 month period at a daily rate based on the average rate of four pre-determined time charter routes as published by the Baltic Exchange. The optional period, if exercised must be declared on or before the end of the 30th month of employment and can only commence at the end of the 36th month.

[5]  The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.

[6]  The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $52,000.

[7] Expected to be delivered to owners in the second quarter of 2010.
[8] Based on estimated voyage duration of about 60 days.
[9] Assumes latest possible redelivery date from previous charterer.
[10] Vessel delivered to owners on February 11, 2008 and the charter commenced on February 12, 2008.

Summary of Selected Financials & Other Data

	Three Months Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Voyage and time charter revenues	$58,889	$35,184	$190,480	$116,101
Voyage expenses	2,669	1,732	8,697	6,059
Vessel operating expenses	8,506	6,226	29,332	22,489
Net income	36,373	19,425	134,220	61,063
Net income available to common stockholders	36,373	19,425	134,220	40,796
FLEET DATA
Average number of vessels	16.8	14.4	15.9	13.4
Number of vessels	18.0	15.0	18.0	15.0
Weighted average age of fleet (in years)	3.4	3.7	3.4	3.7
Ownership days	1,542	1,321	5,813	4,897
Available days	1,542	1,321	5,813	4,856
Operating days	1,531	1,319	5,771	4,849
Fleet utilization	99.3%	99.8%	99.3%	99.9%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$36,459	$25,323	$31,272	$22,661
Daily vessel operating expenses (2)	$5,516	$4,713	$5,046	$4,592
_____________
(1)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information
Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Standard Time) on Friday, February 15, 2008.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link.  The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under “Events”.  The conference call also may be accessed by telephone by dialing 1-866-225-8754 (for U.S.-based callers) or 1-480-629-9562 (for international callers).

A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net.  A telephone replay will be available by dialing 1-800-406-7325 (for U.S.-based callers) or 1-303-590-3030 (for international callers); callers must use the PIN number 3841276.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services.  The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share, per day and fleet data

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)
REVENUES:
Voyage and time charter revenues	58,889	35,184	$190,480	$116,101

EXPENSES:
Voyage expenses	2,669	1,732	8,697	6,059
Vessel operating expenses	8,506	6,226	29,332	22,489
Depreciation and amortization of deferred charges	7,595	4,728	24,443	16,709
Management fees	-	-	-	573
Executive management services and rent	-	-	-	76
General and administrative expenses	5,082	1,932	11,718	6,331
Gain on vessel sale	-	-	(21,504)	-
Foreign currency losses (gains)	14	26	(144)	(52)
Operating income	35,023	20,540	137,938	63,916

OTHER INCOME (EXPENSES):
Interest and finance costs	(627)	(1,317)	(6,394)	(3,886)
Interest Income	1,977	202	2,676	1,033

Total other income (expenses), net	1,350	(1,115)	(3,718)	(2,853)

Net Income	36,373	$19,425	$134,220	$61,063

Preferential deemed dividend	-	-	-	(20,267)

Net income available to common stockholders	36,373	$19,425	$134,220	$40,796

Earnings per common share, basic and diluted	0.49	$0.37	$2.11	$0.82

Weighted average number of common shares, basic and diluted	74,375,000	53,050,000	63,748,973	49,528,904

BALANCE SHEET DATA
	December 31,
	2007	2006
ASSETS	(unaudited)

Cash and cash equivalents	16,726	14,511
Other current assets	4,788	4,551
Advances for vessels under construction and acquisitions and other vessel costs	53,104	24,347
Vessels' net book value	867,632	464,439
Other fixed assets, net	956	897
Other non-current assets	1,136	1,930
Total assets	944,342	510,675

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	20,964	7,636
Long-term debt	98,819	138,239
Deferred revenue, non-current portion	23,965	146
Other non-current liabilities	1,120	1,551
Total stockholders' equity	799,474	363,103
Total liabilities and stockholders' equity	944,342	510,675

OTHER FINANCIAL DATA

	Three Months Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)
Net cash from operating activities	$50,562	$25,547	$148,959	$82,370
Net cash used in investing activities	(256,120)	(97,306)	(409,085)	(193,096)
Net cash from financing activities	31,862	77,860	262,341	104,007

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 20, 2008	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

SK 23159 0002 857194